SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: March 2011	Commission File Number: 1-31556
FAIRFAX FINANCIAL HOLDINGS LIMITED
(Name of Registrant)
95 Wellington Street West
Suite 800
Toronto, Ontario
Canada M5J 2N7
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE
     The information included in this Form 6-K, including Exhibit 1 attached hereto, is not incorporated by reference into, and does not form a part of, any registration statement previously filed by the Registrant.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRFAX FINANCIAL HOLDINGS LIMITED
Date: March 4, 2011	By:	/s/ Bradley P. Martin
		Name:	Bradley P. Martin
		Title:	Vice President, Chief Operating Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	2010 Annual Report